

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 28, 2008

By facsimile to (619) 702-9401 and U.S. Mail

Mr. Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 Temple Avenue, Suite 250
Pomona, CA 91768

Re: General Environmental Management, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed April 17, 2008
        File No. 333-148100

Dear Mr. Koziol:

        We reviewed the filing and have the comments below.

Grant of Plan-Based Awards, page 37

1.   Refer to prior comments 7 and 8. The grants of plan-based awards during the year ended
        December 31, 2007 table is not required by the amendments to the disclosure
        requirements adopted by the Commission on November 7, 2006. In addition, some of the
        numerical information in that table does not appear to be consistent with disclosures in
        the table depicting outstanding equity awards at fiscal year end. Please see Item 402 of
        Regulation S-B and Release No. 33-8732A, and revise.

Selling Stockholders, page 47

2.   Refer to prior comment 9. We note that you have removed the footnote to the table
        indicating that amounts in the table represent the maximum number and percentage of
        shares that the selling stockholders can own at one time due to their 4.99% limitation. If
        any of the selling shareholders have the right to acquire additional shares not shown in
        the table because of the 4.99% limitation, please revise your footnotes to clarify this and

to disclose the amount of shares such shareholders could acquire without regard to the 4.99% limitation.

3.   Based on footnote number (8) next to the name of John Hakopian in the selling stockholder table included in pre-effective amendment 1 to the registration statement, footnote number (13) next to the name of John Hakopian in the selling stockholder table appears inapplicable to him. We note that footnote (13) is also next to the name of Liebling Living Trust in the selling stockholder table. Please revise.

Exhibit 5.1

4.   Refer to prior comment 19. As noted previously, counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, GEM may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If GEM thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since GEM and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If GEM requests acceleration of the registration statement's effectiveness, GEM should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve GEM from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- GEM may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that GEM provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Audie J. de Castro, Esq.
de Castro, P.C.
309 Laurel Street
San Diego, CA 92101